Hines Global Income Trust, Inc.
845 Texas Avenue, Suite 3300
Houston, TX 77002-1656
May 31, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Hines Global Income Trust, Inc.
Delaying Amendment to Registration Statement on Form S-11
(File No. 333-279847)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-11 (File No. 333-279847) filed by Hines Global Income Trust, Inc. (the “Company”) on May 31, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any comments or questions in connection with this delaying amendment, please contact Alice L. Connaughton of Morrison & Foerster LLP, counsel to the Company, at (202) 887-1567.

Sincerely,

HINES GLOBAL INCOME TRUST, INC.

By: /s/ A. Gordon Findlay
Name: A. Gordon Findlay
Title: Chief Accounting Officer, Treasurer
and Secretary